UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 5)

ULURU Inc.
(Name of Issuer)

Common Stock, $0.001 par value per share
(Title of Class of Securities)

90403T209
(CUSIP Number)

Terrance K. Wallberg c/o ULURU Inc. 4452 Beltway Drive Addison, TX 75001 (214) 905-5145
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 27, 2015
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  [   ]

Note:	Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 90403T209

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
IPMD GmbH
2.	Check the Appropriate Box if a Member of a Group
(a) / / (b) / /
3.	SEC Use Only
4.	Source of Funds	WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	/ /
6.	Citizenship or Place of Organization	Austria
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power	-0-
8.	Shared Voting Power	5,000,000
9.	Sole Dispositive Power	5,000,000
10.	Shared Dispositive Power	-0-
11.	Aggregate Amount Beneficially Owned by Each Reporting Person	5,000,000
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares	/ /
13.	Percent of Class Represented by Amount in Row (11)	20.0%
14.	Type of Reporting Person (See Instructions)	CO

This Amendment No. 5 to Schedule 13D (this “Amendment No. 5”) is filed by IPMD, a GmbH in Austria, with respect to ownership of shares of common stock, par value $0.001 per share (the “Common Stock”), of ULURU Inc., a Nevada corporation (“ULURU”), and amends Item 3, 4, 5, 6 and 7 of Schedule 13D as follows:

Item 3.	Source and Amount of Funds or Other Consideration

On December 21, 2012, ULURU entered into a Securities Purchase Agreement (the “Purchase Agreement”) with IPMD relating to an equity investment of $2,000,000 by IPMD for 5,000,000 shares of Common Stock (the “Shares”) and warrants to purchase up to 3,000,000 shares of Common Stock (the “Warrants”).  Under the Purchase Agreement, the purchase and sale of the Shares and Warrants took place at four closings over approximately twelve months.  All of the closings have occurred, with 1,000,000 Shares being purchased for $400,000 on January 3, 2013, 1,250,000 Shares being purchased for $500,000 on May 7, 2013, 750,000 Shares being purchased for $300,000 on September 6, 2013, 750,000 Shares being purchased for $300,000 on October 24, 2013, and 1,250,000 Shares being purchased for $500,000 on January 6, 2014. The source of funds used by IPMD to acquire 5,000,000 shares of Common Stock was $2,000,000 in working capital.

On January 31, 2014, IPMD entered into an Assignment Agreement (the “Assignment Agreement”) with The Punch Trust (“TPT”) and Michael I. Sacks (“Sacks”) pursuant to which IPMD assigned to TPT and Sacks its rights and interests to purchase up to 3,000,000 shares of Common Stock in ULURU as detailed in the Warrants. Neither TPT nor Sacks paid any monetary consideration to IPMD in connection with the assignments under the Assignment Agreement.

Item 4.	Purpose of Transaction

IPMD acquired its 5,000,000 shares of Common Stock for investment purposes.  IPMD may acquire securities or dispose of securities of ULURU from time to time by means of transactions with ULURU, open market purchases or sales, negotiated transactions or other transactions.  Pursuant to the Purchase Agreement, IPMD has the right to appoint two persons to the Board of Directors of ULURU.  In addition, IPMD has a right of first refusal with respect to future sales of securities by ULURU.

Concurrent with the assignment under the Assignment Agreement described in Item 3 above, IPMD entered into an Equalization Agreement (the “Equalization Agreement”) with Sacks, TPT, and Melmed Holdings AG (“Melmed”), the controlling shareholder of IPMD.  Pursuant to the Equalization Agreement, TPT and Sacks are entitled to receive a portion of any payment in excess of a base threshold amount that may accrue to IPMD or its related entities if IPMD (or related entities) and ULURU enter into certain transactions, including ones that constitute a merger, consolidation or amalgamation or transactions with third parties that result in a change of control of IPMD or a transfer of a material portion of IPMD’s economic interests in ULURU.

Concurrent with the Assignment Agreement and Implementation Agreement,  IPMD entered into a Stockholders’ Agreement (the “Stockholders’ Agreement”) with TPT and Sacks pursuant to which the parties agreed to a procedure to determine how to vote with respect to proposals at a meeting of stockholders or pursuant to written consents of stockholders. The parties also granted rights of first refusal and co-sale rights to each other with respect to their interests in ULURU.  IPMD has also provided TPT and Sacks with the right to purchase IPMD’s interest in ULURU in the event of an IPMD change of control.  As a result of the Stockholders’ Agreement, IPMD, TPT, and Sacks formed a “group” within the meaning of Section 13d(3) of the Securities Exchange Act of 1934 and may have been deemed to beneficially own an aggregate of 8,000,000 shares of Common Stock (composed of 5,000,000 shares of Common Stock owned by IPMD and 3,000,000 shares of Common Stock acquired by TPT and Sacks upon the exercise of the Warrants).

On July 27, 2015, ULURU entered into a letter agreement with TPT and Sacks pursuant to which, among other things, ULURU agreed to expand the Board of Directors to five directors from four, appoint Bradley J. Sacks (“B Sacks”) to the Board immediately, expand the Board from five to six directors effective as of the date of ULURU’s 2015 Annual Meeting and nominate Robert F. Goldrich (in addition to B Sacks) at such meeting).  Concurrent with and subject to the execution and delivery of the letter agreement, TPT, Sacks and IPMD entered into an amendment to the Stockholders’ Agreement (the “Amendment”) to terminate the voting provisions contained in Section 4 of the Stockholders’ Agreement requiring that TPT, Sacks and IPMD vote in a coordinated manner.   As a result of the Amendment, Sacks, TPT and IPMD shall no longer be deemed to be a “group” within the meaning of Rule 13d-5(b) under the Exchange Act.

Other than as described in this Schedule 13D/A, IPMD does not have any present plans or proposals that relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D, although IPMD may, at any time and from time to time, review or reconsider its position and/or change its purpose and/or formulate plans or proposals with respect thereto.

Item 5.	Interest in Securities of the Issuer

(a)
The responses of IPMD to Rows (7) through (13) of the cover pages of this Schedule 13D/A are incorporated herein by reference.  IPMD may be deemed to have beneficial ownership of, in the aggregate, 5,000,000 shares of Common Stock, representing approximately 20.0% of the outstanding Common Stock, based upon 25,034,026 shares of Common Stock outstanding as of August 28, 2015.

(b)
IPMD has sole voting and dispositive power with respect to 5,000,000 shares of Common Stock.  The investment decisions of IPMD are held by an investment committee of four, with such investment decisions being approved by a simple majority vote.  IPMD disclaims any beneficial ownership or pecuniary interest in the shares of Common Stock beneficially owned by TPT or Sacks.

(c)
Except as set forth in this Schedule 13D/A and previously reported on Schedule 13D/A, IPMD has not effected any transactions in any shares of Common Stock during the past 60 days, and to the knowledge of IPMD, neither TPT nor Sacks have effected any transactions in any shares of Common Stock other than as described in Item 3.

(d)	Not Applicable.
(e)	Not Applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information set forth in Item 3 and Item 4 is incorporated herein by this reference.

References to and descriptions of the Assignment Agreement, Stockholders’ Agreement, and Equalization Agreement included in this Schedule 13D/A do not purport to be complete and are qualified in their entirety by reference to the full text of such agreements attached hereto as Exhibits 99.1 -  99.4, and each is incorporated herein by this reference.

Item 7.	Material to Be Filed as Exhibits

99.1	Assignment Agreement, dated as of January 31, 2014, by and among Mr. Sacks, TPT and IPMD.

99.2	Stockholders’ Agreement, dated as of January 31, 2014, by and among Mr. Sacks, TPT and IPMD.

99.3	Equalization Agreement, dated as of January 31, 2014, by and among Mr. Sacks, TPT, Melmed and IPMD.

99.4	Amendment to Stockholder’s Agreement, dated as of July 27, 2015, by and among The Punch Trust, Michael I. Sacks and IPMD GmbH.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:	August 28, 2015	IPMD GmbH
BY: /s/ Helmut Kerschbaumer
Name: Helmut Kerschbaumer
Its: Chief Executive Officer